June 14, 2017

Ms. Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-0404

RE:    ONEOK, Inc.
Form 10-K for the year ended December 31, 2016
Filed February 28, 2017
File No. 001-13643

ONEOK Partners, L.P.
Form 10-K for the year ended December 31, 2016
Filed February 28, 2017
File No. 001-12202

Dear Ms. Thompson:

This letter responds to the Securities and Exchange Commission Staff’s (“Staff”) letter of comment dated June 6, 2017, concerning the referenced filings of ONEOK, Inc. (“ONEOK”) and ONEOK Partners, L.P. (“ONEOK Partners”).

ONEOK, Inc.

Management’s Discussion and Analysis of Results and Financial Condition

Adjusted EBITDA, page 58

1.
Please refer to your reconciliation of segment adjusted EBITDA to adjusted EBITDA at the bottom of page 56. As indicated by Question 104.04 of our May 17, 2016 Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, the presentation of total segment adjusted EBITDA outside of the footnotes to your financial statements is the presentation of a non-GAAP financial measure. Please revise to provide all of the disclosures required by Item 10(e) of Regulation S-K. Also apply this comment to the reconciliation of segment adjusted EBITDA to adjusted EBITDA at the bottom of page 59 in ONEOK Partners, L.P.’s Form 10-K for fiscal year ended December 31, 2016.

ONEOK, Inc.
100 West Fifth Street
Tulsa, OK 74103
www.oneok.com

Ms. Jennifer Thompson
June 14, 2017

Response:
We reviewed the applicable guidance related non-GAAP financial measures. As a result, we will remove the line captioned “Total segment adjusted EBITDA” from the reconciliation provided in our future filings.

Liquidity and Capital Resources, page 57

2.
We note that an important component of your liquidity is the dividends you pay to your stockholders. In this regard, you state on page 5 that your goal is to provide management and resources to ONEOK Partners, enabling it to execute its growth strategies and allowing you to grow your dividend. Please revise your disclosure to more clearly explain how your acquisition of ONEOK Partners will cause your future liquidity to differ from your historical liquidity and specifically your ability to pay dividends to your stockholders. In doing so, please clarify the extent to which the increased amount of distributions you receive from ONEOK Partners following the acquisition of its limited partner interest will be offset by a larger amount of dividends you will pay to your stockholders resulting from the significant increase in the number of your shares outstanding. Please also clarify the extent to which you expect to continue to increase dividends to your stockholders as the distributions you receive from the Partnership increase. Refer to Item 303(A)(1) of Regulation S-K and Instruction No. 3 thereto.

Response:
In the Liquidity and Capital Resources sections of ONEOK’s 2016 Annual Report on Form 10-K and ONEOK’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, we include a disclosure that our cash flow sources and requirements are expected to change significantly following the completion of our acquisition of ONEOK Partners, describing those changes and noting that our future sources of cash inflows are expected to provide sufficient resources to finance our operations and quarterly cash dividends. In our Form S-4 Registration Statement filed on May 5, 2017, we discuss ONEOK management’s intention to recommend to the ONEOK board an increase to the quarterly dividend following the completion of the transaction and our expectations for future dividend growth. We also note our expectation that the transaction will provide substantially more cash flow available for various purposes, including the payment of dividends.

In response to your comment, we will expand our discussion in Liquidity and Capital Resources in future filings to more specifically address the items you reference in your comment.

The following is an example of our proposed clarifying language in the General section of ONEOK’s Liquidity and Capital Resources (changes are underlined):

Historically, our primary source of cash inflows were distributions to us from our general partner and limited partner interests in ONEOK Partners. Beginning in the third quarter 2017, as a result of the completion of the Merger Transaction with ONEOK Partners, our cash flow sources and requirements significantly changed. We now rely primarily on

Ms. Jennifer Thompson
June 14, 2017

operating cash flows, commercial paper, bank credit facilities, debt issuances and the issuance of common stock for our liquidity and capital resources requirements. In addition, we expect increased cash outflows related to i) capital expenditures, which were previously funded by ONEOK Partners and ii) dividends paid to shareholders, due to the increase in the number of shares outstanding as a result of the close of the Merger Transaction and higher anticipated dividends per share, subject to ONEOK board approval.

We expect our sources of cash inflow to provide sufficient resources to finance our operations and quarterly cash dividends, including expected future dividend increases. To the extent operating cash flows are not sufficient to fund our dividends, we may utilize short and long-term debt and issuances of equity, as necessary or appropriate. We may access the capital markets to issue debt or equity securities in 2017 as we consider prudent to provide liquidity to refinance existing debt, improve credit metrics, or to fund capital expenditures.

Financial Statements for the Year Ended December 31, 2016

Note A - Summary of Significant Accounting Policies

Recently Issued Accounting Standards Update, page 78

3.
Please refer to your disclosures regarding Revenue from Contracts with Customers (Topic 606) on page 91. You state that you are evaluating the impact this standard will have on you, and you provide a general description of the process that all companies must go through to determine the impact of adopting this standard. Please revise to provide qualitative financial statement disclosures that are specific to your company and describe the potential impact that this standard will have on your financial statements when adopted. In doing so, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M. Also apply this comment to the disclosure on page 88 in ONEOK Partner, L.P.’s Form 10-K for fiscal year ended December 31, 2016.

Response:
We acknowledge the importance of providing disclosures regarding the impact of pending accounting standards. We continue to evaluate the impact of Topic 606 on us. Our evaluation process includes a review of our contracts and transaction types across all of the business segments, which we have substantially completed. In addition, we are reviewing with peer companies and accounting firms the potential impact on certain contract types where there remains diversity of thought in the application of the standard. Due to this ongoing analysis,

Ms. Jennifer Thompson
June 14, 2017

we cannot yet determine the quantitative impact of the adoption of Topic 606 or conclude whether it will be material to us. We are developing our required disclosures under the standard and expect to disaggregate revenues similar to our current presentation in our Segments footnote. We have not identified material unsatisfied performance obligations that would require disclosure. We are currently evaluating the methods of adoption and analyzing the impact of the standard on our internal controls. We expect to determine our method of adoption when we complete our evaluation of the quantitative impact of the standard and the implications of each adoption method.

As we continue to progress with our implementation, we will expand our discussion in future filings to include additional details of our implementation status and other qualitative financial statement disclosures of the potential impact that Topic 606 will have on our financial statements when adopted, such as those described above. To the extent determined, we will include a more detailed description of the effects of the accounting policies that we expect to apply and a comparison to our current revenue recognition policies.

* * * * * * * * * * * * * * * * *
We note that, where applicable, you ask us to apply comments to both ONEOK and ONEOK Partners.

Please contact me at (918) 588-7122, if you need clarification or additional information.

Sincerely,

/s/ Sheppard F. Miers III
Sheppard F. Miers III
Vice President and Chief Accounting Officer

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